Exhibit 21.1

Subsidiaries of Bitdeer Technologies Group*

The following list of subsidiaries applies after completion of the Business Combination:

Name	Jurisdiction
Bitdeer Technologies Holding Company	Cayman Islands
STRAITDEER PTE. LTD.	Singapore
Sharpening Technology Limited	British Virgin Islands
Bitdeer Technologies Limited	Hong Kong
Bitdeer Netherlands B.V.	Netherlands
Bitdeer Norway AS	Norway
Norway Hash Technologies AS	Norway
Bitdeer Inc.	United States of America
Bitdeer Equipment (Canada) Inc.	Canada
Carpenter Creek. LLC	United States of America
Ant Creek, LLC	United States of America
Dory Creek, LLC	United States of America
Z Engineers, LLC	United States of America
Bitdeer Sales (USA) Inc.	United States of America
Brock Creek LLC	United States of America

*	Other subsidiaries of Bitdeer Technologies Group have been omitted because, in the aggregate, they would not be a “significant subsidiary” as defined in rule 1-02(w) of Regulation S-X as of the completion of the Business Combination.